UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 6, 2015 (April 3, 2015)

Lucas Energy, Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-32508	20-2660243
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3555 Timmons Lane, Suite 1550, Houston, Texas	77027
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (713) 528-1881

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 8-K filed February 9, 2015 (relating to an earliest event which occurred on February 4, 2015), is filed solely to indicate that the filing also constitutes a written communication pursuant to Rule 425 under the Securities Act of 1933, as amended, and soliciting material pursuant to Rule 14a-12 of the Exchange Act of 1934, as amended, and to add additional disclosures required by Rule 425, Rule 14a-12 and other related rules. This Amendment No. 1 is filed pursuant to the provisions of Rule 165(e) under the Securities Act of 1933, as amended.

ITEM 8.01 OTHER EVENTS.

On April 6, 2015, Lucas Energy, Inc. (the “Company”) issued a press release announcing that on April 3, 2015, the NYSE MKT granted the Company an extension of the time period pursuant to which the Company is required to regain compliance under the NYSE MKT continued listing rules until August 28, 2015 (which date represents the last possible date following the end of the maximum allowable eighteen month period within which the Company is required to regain compliance with the NYSE MKT continued listing rules or be delisted from the NYSE MKT).  A copy of the press release is incorporated by reference herein as Exhibit 99.1 and incorporated by reference herein.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

EXHIBIT NO. 99.1**	DESCRIPTION Press Release dated April 6, 2015

** Furnished hereto.

Important Information

In connection with the proposed business combination of Victory Energy Corporation and Lucas Energy, Inc., Victory Energy Corporation and Lucas Energy, Inc. intend to file a registration statement containing a proxy statement/prospectus with the Securities and Exchange Commission. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Lucas Energy, Inc. and/or Victory Energy Corporation may file with the SEC in connection with the proposed transaction. Prospective investors are urged to read the registration statement and the proxy statement/prospectus, when filed as it will contain important information. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Lucas Energy, Inc. and/or Victory Energy Corporation, as applicable. Prospective investors may obtain free copies of the registration statement and the proxy statement/prospectus, when filed, as well as other filings containing information about Lucas Energy, Inc., without charge, at the SEC’s website (www.sec.gov). Copies of Lucas Energy, Inc.’s SEC filings may also be obtained from Lucas Energy, Inc. without charge at Lucas Energy, Inc.’s website (www.lucasenergy.com) or by directing a request to Lucas Energy, Inc. at (713) 528-1881. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Participants in Solicitation

Lucas Energy, Inc. and its directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding Lucas Energy, Inc.’s directors and executive officers is available in Lucas Energy, Inc.’s Annual Report on Form 10-K for the year ended March 31, 2014 filed with the SEC on June 27, 2014 and Lucas Energy, Inc.’s definitive proxy statement on Schedule 14A, filed with the SEC on February 9, 2015. Additional information regarding the interests of such potential participants will be included in the registration statement and proxy statement/prospectus to be filed with the SEC by Victory Energy Corporation and Lucas Energy, Inc. in connection with the proposed merger and in other relevant documents filed by Lucas Energy, Inc. with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between Lucas Energy, Inc. and Victory Energy Corporation are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about Lucas Energy, Inc. and Victory Energy Corporation, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in Lucas Energy, Inc.’s and Victory Energy Corporation’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•   failure to obtain the approval of shareholders of Lucas Energy, Inc. or Victory Energy Corporation in connection with the proposed transaction;

•   the failure to consummate or delay in consummating the proposed transaction for other reasons;

•   the timing to consummate the proposed transaction;

•   the risk that a condition to closing of the proposed transaction may not be satisfied;

•   the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•   Victory Energy Corporation’s or Lucas Energy, Inc.’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•   The ability of either Lucas Energy, Inc. or Victory Energy Corporation to effectively integrate their businesses; and

•   the diversion of management time on transaction-related issues.

Lucas Energy, Inc.’s forward-looking statements are based on assumptions that Lucas Energy, Inc. believes to be reasonable but that may not prove to be accurate. Victory Energy Corporation’s forward-looking statements are based on assumptions that Victory Energy Corporation believes to be reasonable but that may not prove to be accurate. Neither Lucas Energy, Inc. nor Victory Energy Corporation can guarantee future results, level of activity, performance or achievements. Moreover, neither Lucas Energy, Inc. nor Victory Energy Corporation assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Lucas Energy, Inc. and Victory Energy Corporation assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCAS ENERGY, INC.

By: /s/ Anthony C. Schnur
Name: Anthony C. Schnur
Title: Chief Executive Officer

Date: April 15, 2015

EXHIBIT INDEX

EXHIBIT NO. 99.1**	DESCRIPTION Press Release dated April 6, 2015

** Furnished hereto.